================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           ---------------------------

                                JENNY CRAIG, INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.000000005 PER SHARE                  22406102
      (Title of Class of Securities)                         (CUSIP Number)

                                  KEVIN S. PENN
                              ACI CAPITAL CO., INC.
                          900 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 634-3333
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:

                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                                JANUARY 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)

                         (Continued on following pages)
                              (Page 1 of 20 pages)

================================================================================

--------------------------------- -------------------------                 -------------------------------------------------------
CUSIP number                      22406102                        13D                            Page 2 of 20 Pages
--------------------------------- -------------------------                 -------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 A.C. ISRAEL ENTERPRISES, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [ ]
                                                                                                              (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
-------------- --------------------------------------------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

-------------- --------------------------------------------------------------------------------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:
     SHARES
                          -------- ------------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                         13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)
    OWNED BY
                          -------- ------------------------------------------------------------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:
   REPORTING
                          -------- ------------------------------------------------------------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                    13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               66.9%
                                                                                                                 (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------------------------------------------------------------------



                                       2

--------------------------------- -------------------------                 -------------------------------------------------------
CUSIP number                      22406102                        13D                            Page 3 of 20 Pages
--------------------------------- -------------------------                 -------------------------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 ACI CAPITAL CO., INC.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [ ]
                                                                                                                  (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
-------------- --------------------------------------------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

-------------- --------------------------------------------------------------------------------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:
     SHARES
                          -------- ------------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                         13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)
    OWNED BY
                          -------- ------------------------------------------------------------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:
   REPORTING
                          -------- ------------------------------------------------------------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                    13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 66.9%
                                                                                                                   (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------------------------------------------------------------------




                                       3

--------------------------------- -------------------------                 -------------------------------------------------------
CUSIP number                      22406102                        13D                            Page 4 of 20 Pages
--------------------------------- -------------------------                 -------------------------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 J HOLDINGS CORP.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [ ]
                                                                                                               (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    WC, OO, SC

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
-------------- --------------------------------------------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

-------------- --------------------------------------------------------------------------------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:
     SHARES
                          -------- ------------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                         13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)
    OWNED BY
                          -------- ------------------------------------------------------------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:
   REPORTING
                          -------- ------------------------------------------------------------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                    13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              66.9%
                                                                                                                (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------------------------------------------------------------------





                                       4

--------------------------------- -------------------------                 -------------------------------------------------------
CUSIP number                      22406102                        13D                            Page 5 of 20 Pages
--------------------------------- -------------------------                 -------------------------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 J ACQUISITION CORP.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [ ]
                                                                                                             (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    WC, OO, SC

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
-------------- --------------------------------------------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

-------------- --------------------------------------------------------------------------------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:
     SHARES
                          -------- ------------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)
    OWNED BY
                          -------- ------------------------------------------------------------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:
   REPORTING
                          -------- ------------------------------------------------------------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                    13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               66.9%
                                                                                                                 (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------------------------------------------------------------------





                                       5

--------------------------------- -------------------------                 -------------------------------------------------------
CUSIP number                      22406102                        13D                            Page 6 of 20 Pages
--------------------------------- -------------------------                 -------------------------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 KEVIN S. PENN
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [ ]
                                                                                                            (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
-------------- --------------------------------------------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     UNITED STATES OF AMERICA

-------------- --------------------------------------------------------------------------------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:
     SHARES
                          -------- ------------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                         13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)
    OWNED BY
                          -------- ------------------------------------------------------------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:
   REPORTING
                          -------- ------------------------------------------------------------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                    13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              66.9%
                                                                                                                (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 IN

-------------- --------------------------------------------------------------------------------------------------------------------





                                       6

--------------------------------- -------------------------                 -------------------------------------------------------
CUSIP number                      22406102                        13D                            Page 7 of 20 Pages
--------------------------------- -------------------------                 -------------------------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 EZRA S. FIELD
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [ ]
                                                                                                                  (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
-------------- --------------------------------------------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     UNITED STATES OF AMERICA

-------------- --------------------------------------------------------------------------------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:
     SHARES
                          -------- ------------------------------------------------------------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                         13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)
    OWNED BY
                          -------- ------------------------------------------------------------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:
   REPORTING
                          -------- ------------------------------------------------------------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                    13,838,600 SHARES OF COMMON STOCK (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         13,838,600 SHARES OF COMMON STOCK  (SEE ITEM 5)

-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              66.9%
                                                                                                                (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 IN

-------------- --------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

                     This statement relates to the shares of Common Stock, par value $0.000000005 per share (the "Company Common Stock"), of Jenny Craig, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11355 N. Torrey Pines Road, La Jolla, California 92037.

ITEM 2.  IDENTITY AND BACKGROUND.

                     This statement is filed by A.C. Israel Enterprises, Inc., a Delaware corporation ("AC Israel"), for and on behalf of itself, ACI Capital Co., Inc., a Delaware corporation ("ACI"), J Acquisition Corp., a Delaware corporation ("JAC"), J Holdings Corp., a Delaware corporation ("J Holdings"), Kevin S. Penn ("Mr. Penn") and Ezra S. Field ("Mr. Field" and, collectively with AC Israel, ACI, J Holdings, JAC and Mr. Penn referred to herein as the "Reporting Persons").

                     AC Israel owns all of the outstanding voting and equity securities of ACI. All of the voting stock of AC Israel is owned by two trusts:
(x) Trust under the will of Adrian C. Israel, Paragraph 7(a) FBO James C. Israel and (y) Trust under the will of Adrian C. Israel, Paragraph 7(a) FBO Thomas C. Israel. AC Israel is a corporation which manages assets on behalf of its stockholders. AC Israel maintains its principal executive offices at 707 Westchester Avenue, Fourth Floor, White Plains, New York 10604.

                     ACI owns all of the outstanding voting and equity securities of J Holdings. ACI is engaged in the business of investing in public and private entities. ACI maintains its principal executive offices at 900 Third Avenue, New York, New York 10022.

                     J Holdings, which owns all of the outstanding voting and equity securities of JAC, is a holding company which was incorporated on January 16, 2002 for the purpose of acquiring the Company pursuant to the Merger (as defined below). J Holdings maintains its principal executive offices at c/o ACI Capital Co., Inc., 900 Third Avenue, New York, New York 10022.

                     JAC was incorporated on December 26, 2001 for the purpose of merging with the Company pursuant to the terms and conditions of the Merger Agreement (as defined below). JAC maintains its principal executive offices at c/o ACI Capital Co., Inc., 900 Third Avenue, New York, New York 10022.

                     Mr. Penn's principal occupation is serving as Managing Director of ACI. His business address is 900 Third Avenue, New York, New York 10022. Mr. Penn is a citizen of the United States of America ("US").

                     Mr. Field's principal occupation is serving as Vice President of ACI. His business address is 900 Third Avenue, New York, New York 10022. Mr. Field is a citizen of the US.

                     (a), (b) and (c). For information with respect to the identity and background of each executive officer and director of each Reporting Person, see Schedules I - IV attached hereto, respectively.

                     (d) and (e). During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I - IV has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     The aggregate purchase price for the Company Common Stock is approximately $115 million. The source of the funds for the purchase will be working capital and debt of J Holdings and JAC as described in Item 6 herein and cash of the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

                     On January 27, 2002, the Company, J Holdings and JAC entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of JAC with and into the Company, with the Company continuing as the surviving corporation. In the Merger, each validly issued and outstanding share of the Company's Common Stock, other than those shares held in the Company's treasury, and those shares owned by dissenting stockholders of the Company, will be converted into the right to receive $5.30 per share in cash.

                     Simultaneously with the execution of the Merger Agreement, J Holdings and JAC entered into a Stockholders' Voting Agreement dated January 27, 2002 (the "Voting Agreement") by and among the Company, J Holdings, JAC and certain holders of Company Common Stock set forth on Schedule V hereto (the "Stockholders"). Each of ACI, J Holdings and JAC also entered into certain Finance Letter Agreements as described in Item 6 herein.

                     Copies of the Merger Agreement and Voting Agreement are attached hereto as Exhibits 2 and 3 respectively.

A.         The Voting Agreement

                     Under the terms of the Voting Agreement, the Stockholders have agreed (i) to vote certain shares of the Company's Common Stock owned by such Stockholders (the "Shares") in favor of the approval and adoption of the Merger Agreement, the Merger and all transactions contemplated by the Merger Agreement and the Voting Agreement and any other actions required in furtherance of such agreements, (ii) to vote the Shares against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iii) to vote the Shares against: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries (other than the Merger and the transactions contemplated by the Merger Agreement); (B) a sale, lease or transfer of a material amount of the Company's assets or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (C) any change in a majority of the persons who constitute the board of directors of the Company; (D) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; (E) any other material change in the Company's corporate structure or business; or (F) any other action involving the Company or any of its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the transactions contemplated by the Merger Agreement, including, without limitation, any action to approve or facilitate any inquiry, offer or proposal by a third party (x) to acquire the Company or any of its material subsidiaries, or (z) with respect to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer, liquidation or dissolution or similar transaction, involving the Company or its subsidiaries. Each Stockholder has also agreed to grant J Holdings and Mssrs. Penn and Field, as officers of J Holdings, an irrevocable proxy to vote the Shares in the manner contemplated by the foregoing sentence.

                     In addition, each Stockholder is prohibited from (i) selling, transferring or encumbering the Shares, (ii) depositing the Shares into a voting trust or making an arrangement with respect to the voting of the Shares, and (iii) entering into any agreement to do either of the foregoing prohibited activities.

                     Also under the Voting Agreement, the Stockholders have agreed to pay to J Holdings a percentage of the profits realized by them from certain change of control transactions which are either (i) consummated within the twelve month period following termination of the Merger Agreement, or (ii) as to which a definitive agreement is entered into within the twelve-month period following termination of the Merger Agreement and such transaction is consummated on or prior to June 30, 2003, in each case if such termination occurs for certain specified reasons.

                     The Voting Agreement terminates on the earlier of (i) the consummation of the Merger, or (ii) the date of termination of the Merger Agreement, except that the profit recapture provisions of the Voting Agreement only terminate under certain specified circumstances.

                     The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 3 and which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                     (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons, by reason of the execution and delivery of the Voting Agreement referenced in Item 4 above, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 13,838,600 Shares, representing 66.9% of the outstanding Company Common Stock.

                     Except as set forth in this Item 5, none of the Reporting Persons, or any person controlling the Reporting Persons, nor, to the best of their knowledge, any person identified on Schedules I through IV hereto, owns beneficially any Company Common Stock.

                     (c) Except for the execution and delivery of the Voting Agreement and the Merger Agreement referenced in Item 4 hereof and the Finance Letter Agreements referenced in Item 6 hereof, no transactions in Company Common Stock were effected by any of the Reporting Persons, or, to the best of their knowledge, any of the persons identified in Schedules I through IV hereto, during the 60 days prior to the date hereof.

                     (d) To the best of the Reporting Persons' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares other than the current holders of the Shares as set forth on Schedule V hereto.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     In connection with the Merger, and in order to finance, in part, the Merger, the Reporting Persons entered into several financing arrangements as described below.

                     J Holdings and ACI entered into an equity capital commitment letter agreement (the "ACI Equity Capital Commitment Letter"), which provides that ACI will invest $6 million in the equity capital of J Holdings, such investment to be allocated between preferred stock and common stock of J Holdings. The commitment to contribute such capital for securities of J Holdings is subject to certain conditions, including the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

                     ACI, J Holdings and JAC entered into an equity capital commitment letter (the "DBCI Equity Capital Commitment Letter") with DB Capital Investors, L.P., a Delaware limited partnership ("DBCI"), which provides that DBCI will invest $10 million in the equity capital of J Holdings, such investment to be allocated between preferred stock and common stock of J Holdings. The commitment to contribute such capital for securities of J Holdings is subject to certain conditions, including the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

                     J Holdings entered into an equity capital commitment letter (the "SJF Equity Capital Commitment Letter") with SJF Enterprises, Inc., one of the Stockholders and a Delaware corporation ("SJF"), which provides that SJF will contribute 754,717 shares of the Company Common Stock (valued at the $5.30 per share) immediately prior to the consummation of the Merger in exchange for a combination of preferred stock and common stock of J Holdings. The commitment to contribute such shares of the Company Common Stock for securities of J Holdings is subject to certain conditions, including the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

                     ACI, J Holdings and JAC entered into a junior subordinated debt commitment letter (the "DBCI Junior Subordinated Debt Commitment Letter") with DBCI, which provides that DBCI will lend $15 million to JAC. The commitment to lend such capital to JAC is subject to certain conditions, including the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

                     JAC and ACI entered into a junior subordinated debt commitment letter (the "ACI Junior Subordinated Debt Commitment Letter"), which provides that ACI will lend $9 million to JAC. The commitment to lend such capital to JAC is subject to certain conditions, including the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

                     ACI entered into a senior lending commitment letter (the "Senior Debt Commitment Letter", and collectively with the ACI Equity Capital Commitment Letter, the DBCI Equity Commitment Letter, the SJF Equity Capital Commitment Letter, the DBCI Junior Subordinated Debt Commitment Letter, and the ACI Junior Subordinated Debt Commitment Letter, the "Finance Letter Agreements") with Ableco Finance LLC, a Delaware limited liability company ("Ableco"), which provides that Ableco will lend up to $35 million to the Company and those of its subsidiaries designated by Ableco as borrowers. The commitment to lend such capital to the Company is subject to certain conditions, including the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

                     The foregoing summary of the Finance Letter Agreements is not intended to be complete and is qualified in its entirety by reference to the Finance Letter Agreements, which are attached hereto as Exhibits 4-9 and which are incorporated herein by reference.

                     Except for the Merger Agreement, the Voting Agreement and the Finance Letter Agreements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the Company Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Reporting Agreement dated as of February 6, 2002, by and among the Reporting Persons.

Exhibit 2 Agreement and Plan of Merger, dated as of January 27, 2002, by and among J Holdings Corp., J Acquisition Corp. and Jenny Craig, Inc. (Incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K of Issuer filed on January 28, 2002.)

Exhibit 3 Stockholders' Voting Agreement, dated as of January 27, 2002, by and among J Holdings Corp., J Acquisition Corp. and each of the Stockholders. (Incorporated herein by reference to Exhibit
                  10.1 to the Report on Form 8-K of Issuer filed on January 28, 2002.)

Exhibit 4 Equity capital commitment letter from ACI Capital Co., Inc., dated January 27, 2002, addressed to J Holdings Corp.

Exhibit 5 Equity capital commitment letter from DB Capital Investors, L.P., dated January 27, 2002, addressed to J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc.

Exhibit 6 Equity capital commitment letter from SJF Enterprises, Inc., dated January 27, 2002, addressed to J Holdings Corp. (Incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of Issuer filed on January 28, 2002.)

Exhibit 7 Junior subordinated debt commitment letter from DB Capital Investors, L.P., dated January 27, 2002, addressed to ACI Capital Co., Inc., J Holdings Corp. and J Acquisition Corp.

Exhibit 8 Junior subordinated debt commitment letter from ACI Capital Co., Inc., dated January 27, 2002, addressed to J Acquisition Corp.

Exhibit 9 Senior debt commitment letter from Ableco Finance LLC, dated December 28, 2001, addressed to ACI Capital Co., Inc.

SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2002

                              A.C. ISRAEL ENTERPRISES, INC.

                              By: /s/ Jay M. Howard
                                  --------------------------------------------
                                  Name: Jay M. Howard
                                  Title: Vice President, Secretary,
                                         General Counsel



                              ACI CAPITAL CO., INC.

                              By: /s/ Kevin S. Penn
                                  --------------------------------------------
                                  Name: Kevin S. Penn
                                  Title: Managing Director



                              J HOLDINGS CORP.

                              By: /s/ Kevin S. Penn
                                  --------------------------------------------
                                  Name: Kevin S. Penn
                                  Title: President



                              J ACQUISITION CORP.

                              By: /s/ Kevin S. Penn
                                  --------------------------------------------
                                  Name: Kevin S. Penn
                                  Title: President



                                  /s/ Kevin S. Penn
                                  --------------------------------------------
                                  Kevin S. Penn



                                  /s/ Ezra S. Field
                                  --------------------------------------------
                                  Ezra S. Field

                                  EXHIBIT INDEX


Exhibit No.                                Description
-----------                                -----------

Exhibit 1 Joint Reporting Agreement dated as of February 6, 2002, by and among the Reporting Persons.

Exhibit 2 Agreement and Plan of Merger, dated as of January 27, 2002, by and among J Holdings Corp., J Acquisition Corp. and Jenny Craig, Inc. (Incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K of Issuer filed on January 28, 2002.)

Exhibit 3 Stockholders' Voting Agreement, dated as of January 27, 2002, by and among J Holdings Corp., J Acquisition Corp. and each of the Stockholders. (Incorporated herein by reference to Exhibit
                  10.1 to the Report on Form 8-K of Issuer filed on January 28, 2002.)

Exhibit 4 Equity capital commitment letter from ACI Capital Co., Inc., dated January 27, 2002, addressed to J Holdings Corp.

Exhibit 5 Equity capital commitment letter from DB Capital Investors, L.P., dated January 27, 2002, addressed to J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc.

Exhibit 6 Equity capital commitment letter from SJF Enterprises, Inc., dated January 27, 2002, addressed to J Holdings Corp. (Incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of Issuer filed on January 28, 2002.)

Exhibit 7 Junior subordinated debt commitment letter from DB Capital Investors, L.P., dated January 27, 2002, addressed to ACI Capital Co., Inc., J Holdings Corp. and J Acquisition Corp.

Exhibit 8 Junior subordinated debt commitment letter from ACI Capital Co., Inc., dated January 27, 2002, addressed to J Acquisition Corp.

Exhibit 9 Senior debt commitment letter from Ableco Finance LLC, dated December 28, 2001, addressed to ACI Capital Co., Inc.

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                          A.C. ISRAEL ENTERPRISES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of A.C. Israel Enterprises, Inc. Except as otherwise set forth herein, the business address of each director and executive officer is c/o A.C. Israel Enterprises, Inc., 707 Westchester Avenue, Fourth Floor, White Plains, New York 10604. All persons are citizens of the United States.

Name                       Present Principal Occupation or Employment
----                       ------------------------------------------

John Campbell              Of Counsel (attorney at law), Curtis Mallet Prevost
                           Colt & Mosle L.L.P., 101 Park Avenue, 35 Floor, New
                           York, New York 10178

Stephen R. Finkelstein     Chief Financial Officer, Assistant Vice President,
                           Assistant Secretary, Treasurer, A.C. Israel
                           Enterprises, Inc.,

Barry W. Gray              President, A.C. Israel Enterprises, Inc.

Jay M. Howard              Vice President, Secretary, General Counsel, A.C.
                           Israel Enterprises, Inc.,

Thomas C. Israel           Chief Executive Officer, A.C. Israel Enterprises,
                           Inc.

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                              ACI CAPITAL CO., INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of ACI Capital Co. Inc. Except as otherwise set forth herein, the business address of each director and executive officer is c/o ACI Capital Co. Inc., 900 Third Avenue, New York, New York 10022. All persons are citizens of the United States.

Name                       Present Principal Occupation or Employment
----                       ------------------------------------------

Stephen R. Finkelstein     Chief Financial Officer, Assistant Vice President,
                           Assistant Secretary, Treasurer, A.C. Israel
                           Enterprises, Inc., 707 Westchester Avenue, Fourth
                           Floor, White Plains, New York 10604

Jay M. Howard              Vice President, Secretary, General Counsel, A.C.
                           Israel Enterprises, Inc., 707 Westchester Avenue,
                           Fourth Floor, White Plains, New York 10604

Kevin S. Penn              President and Managing Director, ACI Capital Co.,
                           Inc.

Gregory H. Warner          Secretary, Treasurer and Vice President, ACI Capital
                           Co., Inc.

                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                                J HOLDINGS CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of J Holdings Corp. The business address of each director and executive officer is c/o ACI Capital Co., Inc., 900 Third Avenue, New York, New York 10022. All persons are citizens of the United States.



Name                       Present Principal Occupation or Employment
----                       ------------------------------------------

Ezra S. Field              Vice President, ACI Capital Co., Inc.

Kevin S. Penn              Managing Director, ACI Capital Co., Inc.

                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

                               J ACQUISITION CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of J Acquisition Corp. The business address of each director and executive officer is c/o ACI Capital Co., Inc., 900 Third Avenue, New York, New York 10022. All persons are citizens of the United States.

Name                    Present Principal Occupation or Employment
----                    ------------------------------------------

Ezra S. Field           Vice President, ACI Capital Co., Inc.

Kevin S. Penn           Managing Director, ACI Capital Co., Inc.

                           SCHEDULE V TO SCHEDULE 13D
                           --------------------------

                                THE STOCKHOLDERS



--------------------------------- ---------------------------------------------
     NAME OF BENEFICIAL OWNER         TOTAL NUMBER OF SHARES OF COMMON STOCK
--------------------------------- ---------------------------------------------
           Sidney Craig                           13,838,600(1)
--------------------------------- ---------------------------------------------
            Jenny Craig                           13,838,600(1)
--------------------------------- ---------------------------------------------
      Craig Enterprises, Inc.                     13,838,600(1)
--------------------------------- ---------------------------------------------
       SJF Enterprises, Inc.                      13,838,600(2)
--------------------------------- ---------------------------------------------
         DA Holdings, Inc.                          1,950,000
--------------------------------- ---------------------------------------------


(1) 13,838,600 of these shares are beneficially owned by SJF. Sidney and Jenny Craig own all of the outstanding voting and equity securities of Craig Enterprises, Inc., which owns all of the outstanding voting and equity securities of SJF.

(2) Of the 13,838,600 shares beneficially owned by SJF, 11,888,600 are owned directly by SJF and 1,950,000 are owned directly by DA Holdings, Inc., all of the outstanding voting and equity securities of which are owned by SJF.